UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 5)1

Progress Software Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

743312100
(CUSIP Number)

JEFFREY C. SMITH
STARBOARD VALUE LP
830 Third Avenue, 3rd Floor
New York, New York 10022
(212) 845-7977

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 3, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 743312100

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,812,731
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,812,731
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENFICIALLY OWNED BY EACH REPROTING PERSON 2,812,731
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 743312100

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY S LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 823,486
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 823,486
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENFICIALLY OWNED BY EACH REPROTING PERSON 823,486
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 743312100

1	NAME OF REPORTING PERSON STARBOARD VALUE LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,820,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,820,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENFICIALLY OWNED BY EACH REPROTING PERSON 4,820,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 743312100

1	NAME OF REPORTING PERSON STARBOARD VALUE GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,820,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,820,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENFICIALLY OWNED BY EACH REPROTING PERSON 4,820,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 743312100

1	NAME OF REPORTING PERSON STARBOARD PRINCIPAL CO LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,820,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,820,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENFICIALLY OWNED BY EACH REPROTING PERSON 4,820,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 743312100

1	NAME OF REPORTING PERSON STARBOARD PRINCIPAL CO GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,820,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,820,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENFICIALLY OWNED BY EACH REPROTING PERSON 4,820,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 743312100

1	NAME OF REPORTING PERSON JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,820,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,820,000
11	AGGREGATE AMOUNT BENFICIALLY OWNED BY EACH REPROTING PERSON 4,820,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 743312100

1	NAME OF REPORTING PERSON MARK MITCHELL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,820,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,820,000
11	AGGREGATE AMOUNT BENFICIALLY OWNED BY EACH REPROTING PERSON 4,820,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 743312100

1	NAME OF REPORTING PERSON PETER A. FELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,820,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,820,000
11	AGGREGATE AMOUNT BENFICIALLY OWNED BY EACH REPROTING PERSON 4,820,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 743312100

The following constitutes Amendment No. 5 to the Schedule 13D filed by the undersigned (“Amendment No. 5”).  This Amendment No. 5 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Starboard V&O Fund and Starboard LLC and held in the Starboard Value LP Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.  The aggregate purchase price of the 2,812,731 Shares beneficially owned by Starboard V&O Fund is approximately $53,227,033, excluding brokerage commissions.  The aggregate purchase price of the 823,486 Shares beneficially owned by Starboard LLC is approximately $15,574,031, excluding brokerage commissions. The aggregate purchase price of the 1,183,783 Shares held in the Starboard Value LP Account is approximately $22,566,567, excluding brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 63,359,000 Shares outstanding, as of July 2, 2012, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on July 10, 2012.

A.	Starboard V&O Fund

(a)	As of the close of business on August 7, 2012, Starboard V&O Fund beneficially owned 2,812,731 Shares.

Percentage: Approximately 4.4%

(b)	1. Sole power to vote or direct vote: 2,812,731
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,812,731
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard V&O Fund during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

B.	Starboard LLC

(a)	As of the close of business on August 7, 2012, Starboard LLC beneficially owned 823,486 Shares.

Percentage: Approximately 1.3%

(b)	1. Sole power to vote or direct vote: 823,486
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 823,486
4. Shared power to dispose or direct the disposition: 0

CUSIP NO. 743312100

(c)	The transactions in the Shares by Starboard LLC during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

C.	Starboard Value LP

(a)
As of the close of business on August 7, 2012, 1,183,783 Shares were held in the Starboard Value LP Account.  Starboard Value LP, as the investment manager of Starboard V&O Fund and the Manager of Starboard LLC, may be deemed the beneficial owner of the (i) 2,812,731 Shares owned by Starboard V&O Fund and (ii) 823,486 Shares owned by Starboard LLC.

Percentage: Approximately 7.6%

(b)	1. Sole power to vote or direct vote: 4,820,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,820,000
4. Shared power to dispose or direct the disposition: 0

(c)
The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund and Starboard LLC during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

D.	Starboard Value GP

(a)
Starboard Value GP, as the general partner of Starboard Value LP, may be deemed the beneficial owner of the (i) 2,812,731 Shares owned by Starboard V&O Fund, (ii) 823,486 Shares owned by Starboard LLC and (iii) 1,183,783 Shares held in the Starboard Value LP Account.

Percentage: Approximately 7.6%

(b)	1. Sole power to vote or direct vote: 4,820,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,820,000
4. Shared power to dispose or direct the disposition: 0

(c)
Starboard Value GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard LLC and through the Starboard Value LP Account during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

E.	Principal Co

(a)
Principal Co, as a member of Starboard Value GP, may be deemed the beneficial owner of the (i) 2,812,731 Shares owned by Starboard V&O Fund, (ii) 823,486 Shares owned by Starboard LLC and (iii) 1,183,783 Shares held in the Starboard Value LP Account.

Percentage: Approximately 7.6%

CUSIP NO. 743312100

(b)	1. Sole power to vote or direct vote: 4,820,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,820,000
4. Shared power to dispose or direct the disposition: 0

(c)
Principal Co has not entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard LLC and through the Starboard Value LP Account during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

F.	Principal GP

(a)
Principal GP, as the general partner of Principal Co, may be deemed the beneficial owner of the (i) 2,812,731 Shares owned by Starboard V&O Fund, (ii) 823,486 Shares owned by Starboard LLC and (iii) 1,183,783 Shares held in the Starboard Value LP Account.

Percentage: Approximately 7.6%

(b)	1. Sole power to vote or direct vote: 4,820,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,820,000
4. Shared power to dispose or direct the disposition: 0

(c)
Principal GP has not entered into any transactions in the Shares during the past sixty days. The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard LLC and through the Starboard Value LP Account during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

G.	Messrs. Smith, Mitchell and Feld

(a)
Each of Messrs. Smith, Mitchell and Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 2,812,731 Shares owned by Starboard V&O Fund, (ii) 823,486 Shares owned by Starboard LLC and (iii) 1,183,783 Shares held in the Starboard Value LP Account.

Percentage: Approximately 7.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,820,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,820,000

(c)
None of Messrs. Smith, Mitchell or Feld has entered into any transactions in the Shares during the past sixty days.  The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard LLC and through the Starboard Value LP Account during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 743312100

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 7, 2012

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
By: Starboard Value LP,
       its investment manager

STARBOARD VALUE AND OPPORTUNITY S LLC
By: Starboard Value LP,
       its manager

STARBOARD VALUE LP
By: Starboard Value GP LLC,
       its general partner
STARBOARD VALUE GP LLC By: Starboard Principal Co LP, its member STARBOARD PRINCIPAL CO LP By: Starboard Principal Co GP LLC, its general partner STARBOARD PRINCIPAL CO GP LLC

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

/s/ Jeffrey C. Smith
JEFFREY C. SMITH
Individually and as attorney-in-fact for Mark R. Mitchell and Peter A. Feld

CUSIP NO. 743312100

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase/Sale

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

10,965	18.8906	06/04/2012
34,507	19.1401	06/05/2012
65,077	17.8526	06/08/2012
(47,169)	18.1183	06/08/2012
129,000	17.5264	06/08/2012
117,779	17.7197	06/08/2012
(28,941)	20.6190	07/02/2012
(28,148)	20.8028	07/03/2012
(29,734)	20.9638	07/05/2012
15,950	19.8899	07/06/2012
31,900	19.6167	07/09/2012
47,850	19.8218	07/10/2012
15,950	19.6861	07/11/2012
2,169	19.2982	07/12/2012
3,190	19.3000	07/16/2012
26,541	19.1333	07/17/2012
31,900	19.0913	07/23/2012
19,140	19.0390	07/24/2012
18,598	18.8885	08/01/2012
31,950	19.0090	08/03/2012

STARBOARD VALUE AND OPPORTUNITY S LLC

2,414	18.8906	06/04/2012
7,597	19.1401	06/05/2012
14,327	17.8526	06/08/2012
(14,619)	18.1183	06/08/2012
28,400	17.5264	06/08/2012
25,930	17.7197	06/08/2012
(8,665)	20.6190	07/02/2012
(8,427)	20.8028	07/03/2012
(8,902)	20.9638	07/05/2012
3,575	19.8899	07/06/2012
7,150	19.6167	07/09/2012
10,725	19.8218	07/10/2012
3,575	19.6861	07/11/2012
486	19.2982	07/12/2012
715	19.3000	07/16/2012
5,949	19.1333	07/17/2012
7,150	19.0913	07/23/2012
4,290	19.0390	07/24/2012
4,104	18.8885	08/01/2012
7,050	19.0090	08/03/2012

CUSIP NO. 743312100

STARBOARD VALUE LP
(Through the Starboard Value LP Account)

3,621	18.8906	06/04/2012
11,396	19.1401	06/05/2012
21,491	17.8526	06/08/2012
(20,816)	18.1183	06/08/2012
42,600	17.5264	06/08/2012
38,895	17.7197	06/08/2012
(12,394)	20.6190	07/02/2012
(12,055)	20.8028	07/03/2012
(12,734)	20.9638	07/05/2012
5,475	19.8899	07/06/2012
10,950	19.6167	07/09/2012
16,425	19.8218	07/10/2012
5,475	19.6861	07/11/2012
745	19.2982	07/12/2012
1,095	19.3000	07/16/2012
9,110	19.1333	07/17/2012
10,950	19.0913	07/23/2012
6,570	19.0390	07/24/2012
6,403	18.8885	08/01/2012
11,000	19.0090	08/03/2012